SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETROBRAS ANNOUNCES FIRST HALF OF 2011 RESULTS

(Rio de Janeiro –  August 24, 2011) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$6,648 million in the second quarter of 2011 and U.S.$13,172 million  in the first half of 2011. Adjusted EBITDA for the first half of 2011 increased 14.3% compared to the first half of 2010.

HIGHLIGHTS

(in millions of U.S. dollars)

				For the first half of
1Q-2011	2Q-2011	2Q-2010		2011	2010
6,524	6,648	4,246	Consolidated net income attributable to Petrobras	13,172	8,563
2,627	2,598	2,587	Total domestic and international oil and natural gas production (mbbl/d)	2,613	2,568
9,522	9,437	8,228	Adjusted EBITDA	18,959	16,580

• Approval of our Business Plan for 2011 through 2015, which provides for planned investments of U.S.$224.7 billion, U.S.$127.5 billion of which will be allocated to our Exploration and Production segment, mainly for pre-salt layer investments.

• The Lula Pilot Project has demonstrated the high productivity of the pre-salt layer, reaching an average production volume of 36,322 barrels of oil equivalent per day in its interconnected well (for oil and natural gas) in May, our highest production volume per well ever recorded.

• Three new extended well tests (EWTs): Lula Nordeste in the northeast area of Lula field, Aruanã in the post-salt layer of Campos Basin and Brava (interconnected to P-27) in the Marlim pre-salt field.

• Domestic oil products sales volumes increased 7.6% in the second quarter of 2011 compared to the first quarter of 2011(see the discussion of sales volume on page 18).

• Payment of U.S.$2,953 million of interest on shareholders’ equity and of U.S.$923 million of dividends to shareholders in the first half of 2011. On June 30, 2011, the second portion of interest on shareholders’ equity was provisioned in the amount of U.S.$1,668 million, corresponding to a gross amount of U.S.$0.13 per share.

• We are currently working on discontinuing U.S. GAAP and adopting IFRS, as issued by the IASB, as the basis to prepare and disclose our financial statements for SEC filings purposes  for the year ending December 31, 2011, as previously mentioned in our Form 20-F of 2010, filed on May 25, 2011.

www.petrobras.com,br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.   Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.    All forward-looking statements are qualified in their entirety by this cautionary statement.   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Comments from the CEO Mr. José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

We are pleased to announce our results for the first half of 2011. We posted record net income of U.S.$13,172 million, 53.8% higher than in the same period last year, and cash generation as measured by Adjusted EBITDA of U.S.$18,959 million, a 14.3% increase compared to the first half of 2010.

Throughout the second quarter, we announced important discoveries in the Gávea exploratory well, the pre-salt areas of the Campos Basin and the cretaceous reservoirs in the Espírito Santo Basin. Ongoing exploratory operations in the pre-salt area of the Santos Basin also produced encouraging results, underlining the high production capacity of the Lula Pilot Project and the extended well test in Guará. The Lula field was responsible for the highest output from a single Petrobras well, a record of more than 36,000 barrels of oil equivalent in May.

We initiated three new extended well tests in the second quarter: Lula Nordeste in the Santos Basin, which data will contribute to the study of that area’s definitive system; Aruanã in the Campos Basin post-salt area, which will last for approximately six months; and Brava in the Marlim pre-salt field, which we expect will last two years and which data will provide input for the area’s definitive production development project.

In relation to our Refining, Transportation and Marketing segment, we used 92% of our installed primary processing capacity, which exceeded 2 million barrels per day. We continued to invest strongly in expansion and quality improvements, which will allow us to increase production of premium oil products. We expect that the expansion of our refineries will ensure that we are equipped to meet the growth in domestic demand, which increased 8.3% in the first half of 2011 compared to the first half of 2010.

Following exhaustive analysis, we approved our 2011-2015 Business Plan in July, with total investments of U.S.$224.7 billion, virtually identical in size to the 2010-2014 Business Plan. The plan calls for higher investments in exploration and production, with an emphasis on the pre-salt discoveries and, for the first time, on the areas  covered by the Assignment Assignment; the expansion, improvement and modernization of refining facilities, most of which are scheduled for conclusion by the end of 2014; continuing investments in the gas, power and fertilizer chain; and increased production of ethanol and biofuels. We also intend to divest certain assets, as part of our ongoing determination to make the best possible use of our capital. We have also maintained our commitment not to issue additional shares in the period, as well as to maintaining the investment-grade status conferred by the leading ratings agencies.

Despite the continuing uncertainty of the global economic scenario, we have suffered no adverse impact since most of our activities are concentrated in Brazil, where the market is growing and ensuring sufficiently robust cash flow for the development of our businesses.

In July, the Board of Directors approved an advance distribution of the second portion of interest on shareholders’ equity for the 2011 fiscal year to our shareholders. The total amount is U.S.$1,668 million, equivalent to a gross amount of U.S.$0.13 per share, to be paid by the end of October.

We believe that all these results are an accurate reflection of our entrepreneurial spirit and confirm our capacity to transform challenges into achievements. We will therefore continue to invest in order to reach our goals, working harder every day to grow and exceed our limits, as well as building a new concept of an energy company. These fundamentals, together with the profitable projects we continue to develop, will generate higher returns for our investors and shareholders, while constantly increasing our strength as a company.

2

FINANCIAL HIGHLIGHTS

Net Income and Consolidated Financial and Economic Indicators

				For the first half of
1Q-2011	2Q-2011	2Q-2010	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)(1)	2011	2010

41,122	47,934	36,928	Sales of products and services	89,056	71,548
32,613	38,209	29,624	Net operating revenues	70,822	57,183
7,394	7,046	6,266	Operating income	14,440	12,567
1,232	1,957	(401)	Financial income (expense), net	3,189	(679)
6,524	6,648	4,246	Net income attributable to Petrobras	13,172	8,563
0.50	0.51	0.48	Basic and diluted earnings per common and preferred share	1.01	0.98
1.00	1.02	0.96	Basic and diluted earnings per ADS	2.02	1.96

			Net income by business segment (in millions of U.S. dollars)

5,439	6,497	4,205	▪ Exploration and Production	11,936	7,839
(21)	(1,570)	(200)	▪ Refining, Transportation and Marketing	(1,591)	716
355	484	99	▪ Gas and Power	839	386
(9)	(27)	(6)	▪ Biofuels	(36)	(17)
518	345	279	▪ International	863	564
220	133	136	▪ Distribution	353	341
524	876	(556)	▪ Corporate	1,400	(1,229)

9,924	10,282	9,604	Total capital expenditures (in millions of U.S. dollars) (1) (8)	20,206	19,387

			Other data (non-GAAP measures)
41.6	37.2	41.1	Gross margin (%) (2)	39.2	42.8
22.7	18.4	21.2	Operating margin (%) (3)	20.4	22.0
20.0	17.4	14.3	Net margin (%) (4)	18.6	15.0
9,522	9,437	8,228	Adjusted EBITDA (5)	18,959	16,580
42	41	53	Debt to equity ratio (%) (6)	41	53

			Financial and economic indicators
104.97	117.36	78.30	Brent crude (U.S.$/bbl)	111.16	77.27
1.6673	1.5962	1.7928	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.6318	1.7977
1.6287	1.5611	1.8015	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.5611	1.8015

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
94.04	108.97	73.79	Brazil (7)	101.49	73.35
87.39	91.09	66.20	International	89.08	64.24

			Natural gas average sales price (U.S. dollars/mcf)
1.47	1.91	3.29	Brazil	1.71	2.88
2.73	2.55	2.47	International	2.64	2.47

(1)    Impacted by the increase in the value of Real against U.S. dollar in the first half of 2011 compared to the first half of 2010.

(2)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(3)    Operating margin equals operating income divided by net operating revenues.

(4)    Net margin equals net income divided by net operating revenues.

(5)    Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs. See the following page for a reconciliation between Adjusted EBITDA and net income.

(6)    Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(7)    Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(8)     Capitalized expenses differ from our total consolidated investments, disclosed in Brazil under Brazilian GAAP, primarily due to geological and geophysics and scheduled stoppages expenditures.

3

FINANCIAL HIGHLIGHTS

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

				For the first half of
1Q-2011	2Q-2011	2Q-2010		2011	2010
6,524	6,648	4,246	Net income attributable to Petrobras	13,172	8,563
2,275	2,457	2,088	Depreciation, depletion and amortization	4,732	4,130
-	2	-	Impairment	2	94
(1,045)	(1,102)	(511)	Financial income	(2,147)	(924)
388	30	466	Financial expense	418	822
(575)	(885)	446	Monetary and exchange variation	(1,460)	781
2,049	2,132	1,487	Total income tax expense	4,181	3,047
(215)	(128)	16	Equity in results of non-consolidated companies	(343)	28
121	283	(10)	Noncontrolling interest in results of consolidated subsidiaries	404	39
9,522	9,437	8,228	Adjusted EBITDA	18,959	16,580
29.2	24.7	27.8	Adjusted EBITDA margin (%)(1)	26.8	29.0

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first half of 2011 and for the first half of 2010 has been affected by the 10.2% increase in the value of the Real against the U.S. dollar during that period.

Net Income Overview

Net operating revenues increased 23.9% to U.S.$70,822 million for the first half of 2011 compared to U.S.$57,183 million for the first half of 2010, primarily due to an increase of 43.9% in international Brent crude price and to higher oil products prices, which increased export costs and international sales prices, domestic oil products prices and also import costs and production taxes; a 1.8% increase in total domestic and international oil and natural gas production; and higher domestic demand of oil products, mainly of gasoline, due to favorable gasoline prices as compared to ethanol prices for the period, diesel, jet fuel and natural gas.

The increase in net income was also due to:

•   Improved financial income (expense), net (U.S.$3,868 million), due to: higher foreign exchange gains on net debt denominated in U.S. dollars; higher income in financial investments (U.S.$625 million) and in marketable securities (U.S.$717 million), due to the investment of proceeds from our Global Equity Offering in the third quarter of 2010 and higher interest rates in Brazil;

•   Increased equity in results of non-consolidated companies (U.S.$371 million), primarily due to gains from investments in the petrochemical sector;

•   Higher tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$439 million); and

•   Non-recurring expenses related to the corporate reorganization of the petrochemical sector in 2010 (U.S.$342 million increase).

These effects were partially offset by:

•   Higher exploration costs, including costs for exploratory dry holes (U.S.$477 million), due to higher write-off amounts of dry and economically unviable wells; and

•   Increased general and administrative expenses (U.S.$551 million), generated by higher personnel expenses due mainly to increased workforce and also to higher personnel training costs.

4

FINANCIAL HIGHLIGHTS

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

•	selling (which includes expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real appreciates against to the U.S. dollar, as it did in the first half of 2011 (an appreciation of 10.2%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in the first half of 2011 and in the first half of 2010 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2011 COMPARED TO THE FIRST HALF OF 2010

The comparison between our results of operations has been affected by the 10.2% increase in the value of the Real against the U.S. dollar in the first half of 2011 compared to the first half of 2010.

Revenues

Consolidated sales of products and services increased 24.5% to U.S.$89,056 million in the first half of 2011 compared to U.S.$71,548 million in the first half of 2010.  This increase was primarily a result of a 43.9% increase in international Brent crude price and of higher oil products prices, which increased export costs and international sales prices and domestic oil products prices; a 8.3% increase in sales volumes in the domestic market (due mainly to a 9.0% increase in oil products demand and a 7.3% increase in natural gas demand); and a 1.8% increase in total domestic and international oil and natural gas production. For more information on the domestic increase of sales volumes, see the discussion of sales volumes on page 18.

Included in sales of products and services is the following amount that we collected on behalf of federal or state governments:

•

Domestic Value-added tax (ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS), Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE, the per-transaction fee due to the Brazilian government), and other taxes on sales of products and services and social security contributions. These taxes increased 26.9% to U.S.$18,234 million in the first half of 2011 compared to U.S.$14,365 million in the first half of 2010, primarily due to higher production volumes, higher prices and higher domestic sales volumes.

Net operating revenues increased 23.9% to U.S.$70,822 million in the first half of 2011 compared to U.S.$57,183 million in the first half of 2010 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the first half of 2011 increased 31.6% to U.S.$43,038 million compared to U.S.$32,713 million in the first half of 2010. This increase was principally a result of:

•

33.5% (U.S.$3,443 million) increase in the cost of imports, primarily due to the growing demand for oil products in Brazil, mainly gasoline, diesel, jet fuel and also natural gas. The growth in Brazilian demand was met by higher volumes of imports, purchased at prevailing international prices, which increased 13.2% in the first half of 2011 compared to the first half of 2010;

•

25.5% (U.S.$4,025 million) increase in the cost of sales of the Distribution segment, due to the 7.0% increase on sales volumes, which also generated a 24.5% (U.S.$4,258 million) increase in net operating revenues;

•

27.1% (U.S.$1,491 million) increase in production taxes and charges in the first half of 2011 compared to the first half of 2010. These include royalties, which increased 27.2% (U.S.$712 million), and special participation charges (a charge payable in the event of high production or profitability from our fields), which increased 27.1% (U.S.$774 million). The increase in production taxes and charges in the first half of 2011 was due to a 42.1% increase in the reference price for domestic oil, which averaged U.S.$97.86/bbl in the first half of 2011 compared to U.S.$68.88/bbl in the first half of 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based; and

•	27.7% (U.S.$2.66/bbl) increase in our unit lifting costs in Brazil in U.S. dollar, due to higher well interventions in the Marlim, Marlim Sul and Marlim Leste Fields.

6

FINANCIAL HIGHLIGHTS

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 14.6% to U.S.$4,732 million in the first half of 2011 compared to U.S.$4,130 million in the first half of 2010, due to the impact of the appreciation of the Real, to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 53.5% to U.S.$1,369 million in the first half of 2011 compared to U.S.$892 million in the first half of 2010, due to the impact of the appreciation of the Real and also to higher write-off amounts of dry and economically unviable wells in the period.

Impairment

In the first half of 2011, we recorded an impairment charge of U.S.$2 million compared to U.S.$94 million in the first half of 2010. In the first half of 2010, the impairment charge amounted to U.S.$94 million and was related to losses on the recoverable amount of our 65% interest in the Breitener thermoelectric power plant in Manaus, Amazonas - Brazil and on the recoverable amount of assets held for sale in the International segment (related to Refining, Transportation and Marketing and Distribution activities) which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 17.2% to U.S.$4,923 million in the first half of 2011 compared to U.S.$4,200 million in the first half of 2010.

Selling expenses increased 7.8% to U.S.$2,381 million in the first half of 2011 compared to U.S.$2,208 million in the first half of 2010. Excluding the impact of the appreciation of the Real, selling expenses remained relatively constant in the first half of 2011 compared to the first half of 2010.

General and administrative expenses increased 27.7% to U.S.$2,543 million in the first half of 2011 compared to U.S.$1,992 million in the first half of 2010. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due mainly to increased workforce and also to higher personnel training costs.

Research and Development Expenses

Research and development expenses increased 40.4% to U.S.$629 million in the first half of 2011 compared to U.S.$448 million in the first half of 2010. This higher expense was primarily due to an increase of 43.9% in international Brent crude price and to higher oil products prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Other Operating Expenses

Other operating expenses decreased 21.0% to U.S.$1,689 million in the first half of 2011 compared to U.S.$2,139 million in the first half of 2010.  A breakdown of other operating expenses by segment is included on page 29.

The most significant changes between the first half of 2011 and the first half of 2010 are described below:

7

FINANCIAL HIGHLIGHTS

•

84.9% (U.S.$603 million) decrease in expenses for losses and contingencies related to legal proceedings, to U.S.$107 million in the first half of 2011 compared to U.S.$710 million in the same period last year. In the first half of 2010, expenses for losses and contingencies related to legal proceedings were mainly affected by provisions for contingencies related to the IPI (Federal VAT tax) tax credit-premium assignment; a tax claim against the Company in connection with the charge of ICMS tax (domestic value-added tax) related to the P-36 platform, and by ICMS tax debts;

•

100.0% (U.S.$342 million) decrease in losses due to the corporate reorganization of the petrochemical sector in 2010, as a result of the integration of the petrochemical investments in Braskem, to zero in the first half of 2011 compared to U.S.$342 million in the first half of 2010;

•	51.6% (U.S.$64 million) decrease in operating expenses at thermoelectric power plants, to U.S.$60 million in the first half of 2011 compared to U.S.$124 million in the first half of 2010; and
•	6.4% (U.S.$11 million) decrease in expenses for marking inventory to market value, to U.S.$162 million in the first half of 2011 compared to U.S.$173 million in the first half of 2010.

These decreases were partially offset by:

•	265.8% (U.S.$295 million) increase in expenses for unscheduled stoppages of plant and equipment, to U.S.$406 million in the first half of 2011 compared to U.S.$111 million in the first half of 2010;
•	2,860.0% (U.S.$143 million) increase in results from sales and write-off of assets, to U.S.$148 million in the first half of 2011 compared to U.S.$5 million in the first half of 2010;
•	99.0% (U.S.$95 million) increase in expenses for health, safety and environment (HSE), to U.S.$191 million in the first half of 2011 compared to U.S.$96 million in the first half of 2010;
•	22.3% (U.S.$90 million) increase in employee benefit expenses for non-active participants, to U.S.$493 million in the first half of 2011 compared to U.S.$403 million in the first half of 2010; and
•	19.7% (U.S.$57 million) increase in expenses for institutional relations and cultural projects, to U.S.$347 million in the first half of 2011 compared to U.S.$290 million in the first half of 2010.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased to a gain of U.S.$343 million in the first half of 2011 compared to a loss of U.S.$28 million in the first half of 2010, primarily due to gains from investments in the petrochemical sector, due to higher sales volume and to the foreign exchange gains on net debt denominated in U.S. dollars.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 132.4% to U.S.$2,147 million in the first half of 2011 compared to U.S.$924 million in the first half of 2010. This increase was primarily attributable to higher income in financial investments (U.S.$625 million) and in marketable securities (U.S.$717 million) due to the investment of proceeds from our Global Equity Offering and higher interest rates in Brazil. A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2011.

8

FINANCIAL HIGHLIGHTS

Financial Expenses

Financial expenses decreased 49.1% to U.S.$418 million in the first half of 2011 compared to U.S.$822 million in the first half of 2010. This decrease was primarily attributable to higher capitalized interest income (which  resulted in a U.S.$1,112 million decrease in financial expenses), partially offset by increased financial expenses related to our debt (U.S.$648 million) and to higher losses on derivative instruments (U.S.$92 million). A breakdown of financial expenses is set forth in Note 11 of our unaudited consolidated financial statements for the six-month period ended June 30, 2011.

Monetary and Exchange Variation

Monetary and exchange variation increased to a gain of U.S.$1,460 million in the first half of 2011 compared to a loss of U.S.$781 million in the first half of 2010.  The gain in the first half of 2011 compared to the loss in the first half of 2010 was primarily due to higher foreign exchange gains on net debt denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 1.9% to U.S.$215 million in the first half of 2011 compared to U.S.$211 million in the first half of 2010, remaining relatively constant during the period.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 52.4% to U.S.$17,757 million in the first half of 2011 compared to U.S.$11,649 million in the first half of 2010. Income tax expense increased 37.2% to U.S.$4,181 million in the first half of 2011, compared to U.S.$3,047 million in the first half of 2010, due primarily to the increase of taxable income, partially offset by the increase of the tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$439 million) and by the increase of the tax benefit related to foreign income (U.S.$449 million).The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our unaudited consolidated financial statements for the six-month period ended June 30, 2011.

9

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company. We provide below financial information from our different business segments and related operating information.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the first half of
2011	2010
11,936	7,839

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The 52.3% increase in net income from Exploration and Production for the first half of 2011 compared to the first half of 2010 was primarily due to a 38.4% increase in average domestic oil and NGL prices and to the 1.7% increase in oil and NGL production.

These effects were partially offset by increased expenses from government participation charges and higher exploration costs, mainly geological and geophysical expenses, and due to write-off amounts related to dry holes or economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$ 3.92/bbl in the first half of 2010 to U.S.$9.67/bbl in the first half of 2011, reflecting the recovery of the international market for heavy oil in relation to light oil. This increase was partially offset by the 10.2% increase in the value of the Real against the U.S. dollar in the first half of 2011 compared to the first half of 2010.

Other information relevant for this segment:

				For the first half of
1Q-2011	2Q-2011	2Q-2010	EXPLORATION AND PRODUCTION – BRAZIL	2011	2010
			Average daily crude oil and gas production
2,044	2,018	2,010	Crude oil and NGLs – Brazil (mbbl/d) (1)	2,031	1,998
2,046	2,124	1,986	Natural gas - Brazil (mmcf/d) (2)	2,088	1,944

(1)             Includes production from shale oil reserves.

(2)             Does not  include LNG. Includes reinjected gas.

(Jan-Jun/2011 x Jan-Jun/2010): Increased production in the Marlim Leste, Cachalote/Baleia Franca and Jubarte fields, the Lula Pilot and the Tiro, Sidon, Guará, Lula Nordeste and Aruanã EWTs more than offset the natural decline in crude oil and NGL production from mature fields.

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FINANCIAL HIGHLIGHTS

Domestic natural gas production increased 7.4% to 2,088 mmcf/d in the first half of 2011 compared to 1,944 mmcf/d in the first half of 2010 due to increased production from our fields.

				For the first half of
1Q-2011	2Q-2011	2Q-2010	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
			Crude oil and natural gas – Brazil
11.38	13.12	9.79	Excluding production taxes (1)	12.26	9.60
30.48	35.00	24.50	Including production taxes (1)	32.75	24.12

(1)             Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Jun/2011 x Jan-Jun/2010): Our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased 27.7% to U.S.$12.26/bbl in the first half of 2011 compared to U.S.$9.60/bbl in the first half of 2010. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil increased 20% in the first half of 2011 compared to the first half of 2010 due to a higher number of well interventions and maintenances in the Campos Basin fields, necessary to contain the production decline of mature fields and to prevent deterioration of our margins, captured with the processing of domestic oil. Also contributed the salary increse granted by the Collective Bargaining Agreement 2011/2010, partially offset by a 2% increase in production.

Lifting Costs - Including production taxes

(Jan-Jun/2011 x Jan-Jun/2010): Our unit lifting costs in Brazil, including production taxes, increased 35.8% to U.S.$32.75/bbl in the first half of 2011 compared to U.S.$24.12/bbl in the first half of 2010. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased 32% in the first half of 2011 compared to the first half of 2010, primarily attributable to a 42.1% increase in the reference price for domestic oil, which averaged U.S.$97.86/bbl in the first half of 2011 compared to U.S.$68.88/bbl in the first half of 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.

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FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
For the first half of
2011	2010
(1,591)	716

Our Refining, Transportation and Marketing (RTM) segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies. Our RTM segment purchases crude oil from our E&P segment, as well as imports oil to blend with our domestic oil. Additionally, our RTM segment purchases oil products in the international markets to meet demand for such products from the domestic market that exceed its refining output. RTM acquires crude oil and oil products at the international price, either from our E&P or from the international markets. It sells products in Brazil at a price that we expect will equal international prices in the long run, but for gasoline, diesel and residential LPG can lag the international markets. Depending on the impact of this lag effect, our RTM segment’s earnings may differ from international refining margins.

The decrease in net income for our Refining, Transportation and Marketing segment in the first half of 2011 compared to the same period of 2010 was due to the higher oil acquisition/transfer costs and higher oil product imports.

These effects were partially offset by higher average price realization of exports, higher domestic prices, where oil products are indexed to international prices and increased net income from the petrochemical sector.

Other information relevant for this segment:

				For the first half of
1Q-2011	2Q-2011	2Q-2010	IMPORTS AND EXPORTS	2011	2010
			Imports (mbbl/d)
405	347	330	Crude oil imports	376	339
279	374	289	Oil product imports	326	281
			Exports (mbbl/d)
436	486	561	Crude oil exports (1) (2)	461	558
210	213	216	Oil product exports (2)	211	204
(38)	(22)	158	Net exports (imports) of crude oil and oil products	(30)	142

(1)             Includes crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)             Includes exports in progress.

(Jan-Jun/2011 x Jan-Jun/2010):  We imported higher volumes of oil products, mainly diesel, as a result of increased economic activity, which increased the demand. We also increased crude oil imports to complement our fuel oil and gasoil production, since domestic supply was reduced due to the scheduled stoppages at a crude oil product pipeline.

We decreased crude oil exports so as to replenish our inventories in the beginning of 2011. Crude oil exports were higher in the first half of 2010 due to the decline in the volumes of crude oil processed caused by the scheduled stoppage at the Replan Refinery.

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FINANCIAL HIGHLIGHTS

				For the first half of
1Q-2011	2Q-2011	2Q-2010	OUTPUT OF OIL PRODUCTS – BRAZIL	2011	2010
			Refining and marketing operations (mbbl/d)
			Brazil
1,877	1,869	1,807	Output of oil products	1,873	1,786
2,007	2,007	1,942	Installed capacity (1)	2,007	1,942
92	92	91	Utilization (%)	92	90

82	81	81	Domestic crude oil as % of total feedstock processed	81	81

(1)             As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(Jan-Jun/2011 x Jan-Jun/2010): Refinery output in Brazil increased 4.9% in the first half of 2011 compared to the first half of 2010 due to lower scheduled stoppages at distillation plants.

				For the first half of
1Q-2011	2Q-2011	2Q-2010	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
4.53	5.48	3.93	Refining costs – Brazil	5.01	3.79

(Jan-Jun/2011 x Jan-Jun/2010): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 22% in the first half of 2011 compared to the first half of 2010 due to increased scheduled stoppages and higher costs with maintenance and repairs, besides material costs (catalysers and chemical products) used to improve the quality of oil products and to the maintenance of increased levels of feedstock processed. The increase of our refining costs in Brazil was also due to the salary increase granted by the Collective Bargaining Agreement 2011/2010. Excluding the impact of the appreciation of the Real and the scheduled stoppages effects, our refining costs in Brazil increased 13% in the first half of 2011 compared to the first half of 2010.
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FINANCIAL HIGHLIGHTS

GAS AND POWER

(U.S.$ million)
For the first half of
2011	2010
839	386

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in local gas companies, thermoelectric power generation and our two domestic fertilizer plants.

The increase in net income for our Gas and Power segment for the first half of 2011 compared to the first half of 2010 was due to the 7.3% increase in natural gas domestic sales volumes, led by growth in the industrial sector and increased demand for power generation; lower acquisition/transfer costs of domestic natural gas reflecting international prices and the appreciation of the Real against the US dollar; increased fixed revenue from energy auctions; increased fertilizer sales, reflecting the growth in demand and higher prices of agricultural commodities and the absence of losses related to impairment expenses, which were recorded in the first quarter of 2010, contributed to improved results.

Other information relevant for this segment:

				For the first half of
1Q-2011	2Q-2011	2Q-2010	IMPORTS OF LNG AND SALES AND GENERATION OF ELECTRICITY	2011	2010

168	162	168	Imports of LNG (mbbl/d)	165	160
2,037	2,008	1,973	Sales of electricity (contracts) – MW average	1,991	2,142
773	626	881	Generation of electricity – MW average	699	669
19.8	12.5	22.9	Settlement price of differences – U.S.$/MWh (1)	16.5	16.7

(1)             Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

(Jan-Jun/2011 x Jan-Jun/2010): The 3.1% increase in imports of natural gas volumes from Bolivia was primarily a result of increased industrial consumption.

The decrease in sales of electricity was attributable to the lower volumes available for sale to the free market, which resulted from the reallocation of a part of this energy to energy auctions subject to market regulation.

The 4.5% increase in electricity output was attributable to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) to increase thermoelectric power generation to supplement Brazil’s hydroelectric power plants.

The 1.2% decrease of the settlement price of differences (price of power at spot market) was due to the higher rainfall levels in 2011.

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FINANCIAL HIGHLIGHTS

BIOFUEL

The Brazilian biofuel sector is undergoing consolidation and as a result, we have not been able to achieve more favorable operational margins with current sales volumes and the price levels practiced at auctions.

(U.S.$ million)
For the first half of
2011	2010
(36)	(17)

Our Biofuel segment comprises the production of biodiesel and byproducts, and purchases and sales of vegetable oils and ethanol.

The decrease in net income in the Biofuel segment in the first half 2011 compared to the same period of 2010 was primarily due to increases in costs for acquisition and transportation of raw-material for biodiesel production, expenses related to the implementation of new projects and higher operating expenses, reflecting the expansion of our business.

These effects were partially offset by the increase of biodiesel sales volumes and our acquisitions of companies in the ethanol industry.

DISTRIBUTION

(U.S.$ million)
For the first half of
2011	2010
353	341

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

Excluding currency effects the decrease in net income from the Distribution segment in the first half of 2011 compared to the same period of 2010 was mainly due to increased costs related to commercial services, provision for doubtful accounts and personnel expenses.

These effects were offset by the 7.0% increase on sales volumes, despite a reduction in marketing margins.

The segment accounted for a 39.0% of the national fuel distribution market in the first half of 2011, compared to 38.7% in the first half of 2010.

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FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)
For the first half of
2011	2010
863	564

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in the first half of 2011 compared to the first half of 2010 was due primarily to the recovery of commodities prices in the international market.

Other information relevant for this segment:

				For the first half of
1Q-2011	2Q-2011	2Q-2010	EXPLORATION AND PRODUCTION – INTERNATIONAL	2011	2010
			Average daily crude oil and gas production
140	124	146	Crude oil and NGLs – International (mbbl/d) (1)	132	144
558	564	552	Natural gas - International (mmcf/d) (2)	564	564
9	8	8	Non-consolidated international production(3)	8	8

(1)             Includes production from shale oil reserves.

(2)             Does not include LNG. Includes reinjected gas.

(3)             Non-consolidated companies in Venezuela.

(Jan-Jun/2011 x Jan-Jun/2010): International consolidated crude oil and NGL production decreased 8.3% mainly due to the institution of production taxes charged in crude oil barrels in the Agbami field in Nigeria since March 2011, and also to the cancellation of production agreements in Ecuador.

International consolidated natural gas production remained constant in the first half of 2011 compared to the first half of 2010.

				For the first half of
1Q-2011	2Q-2011	2Q-2010	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
5.65	7.31	5.48	Crude oil and natural gas – international	6.48	5.30

(Jan-Jun/2011 x Jan-Jun/2010): The 22.3% increase in our international lifting costs was primarily due to higher costs of third-party services and materials in Argentina, higher contractual prices and increased well interventions.

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FINANCIAL HIGHLIGHTS

				For the first half of
1Q-2011	2Q-2011	2Q-2010	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2011	2010
			Refining and marketing operations (mbbl/d)
			International
212	194	208	Output of oil products	203	216
281	231	281	Installed capacity	231	281
66	68	63	Utilization (%)	67	68

(Jan-Jun/2011 x Jan-Jun/2010): Our international refinery output decreased 6.0% as a result of the sale of the San Lorenzo Refinery in Argentina and also of the scheduled stoppage in the U.S. fluid catalytic cracking unit in Pasadena Refinery between March 2011 and May 2011.

				For the first half of
1Q-2011	2Q-2011	2Q-2010	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
4.81	5.70	3.68	Refining costs – International	5.24	3.49

(Jan-Jun/2011 x Jan-Jun/2010): International refining costs increased 50.1% in the first half of 2011 compared to the first half of 2010 due to scheduled stoppage expenses incurred in the U.S. fluid catalytic cracking unit in Pasadena Refinery between March 2011 and May 2011 and also to a reduction in volumes of processed feedstock.

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FINANCIAL HIGHLIGHTS

				For the first half of
1Q-2011	2Q-2011	2Q-2010	SALES VOLUMES – mbbl/d	2011	2010
796	871	802	Diesel	834	768
439	481	374	Gasoline	460	392
84	81	101	Fuel oil	83	102
153	172	176	Naphtha	162	162
208	227	221	LPG	218	212
99	98	85	Jet fuel	98	84
189	188	139	Other (1)	188	154
1,968	2,118	1,898	Total oil products	2,043	1,874
85	82	93	Ethanol and other products	84	87
291	298	292	Natural gas	295	275
2,344	2,498	2,283	Total domestic market	2,422	2,236
646	700	777	Exports	673	763
536	506	638	International sales	521	599
1,182	1,206	1,415	Total international market	1,194	1,362
3,526	3,704	3,698	Total	3,616	3,598

(1)     Mainly composed of asphalt sales volumes, due to higher demand from infrastructure projects.

Our domestic sales volumes increased 8.3% to 2,422 mbbl/d in the first half of 2011 compared to 2,236 mbbl/d in the first half of 2010, primarily due to:

•         Diesel (increase of 8.6%) – The increase in diesel sales was primarily due to growth in the Brazilian economy, to increased activity in the agricultural sector and to the loss of domestic market share of our competitors.

•         Gasoline (increase of 17.3%) – The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices in most Brazilian federal states, to an increase in the fleet of vehicles and to a loss of domestic market share of our competitors.

•         Jet fuel (increase of 16.7%) – The increase in jet fuel sales was due to growth in the Brazilian economy and to the 10.2% appreciation of the Real which boosted supply and demand of domestic and international flights.

•         Natural gas (increase of 7.3%) – The increase in natural gas sales was a result of industrial growth and increased demand for thermoelectric power.

The 18.6% decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector.

Our international sales volumes decreased 12.3% to 1,194 mbbl/d in the first half of 2011 compared to 1,362 mbbl/d  in the first half of 2010, primarily due to:

•         Exports (decrease of 11.8%) – We decreased our exports to replenish our domestic crude oil inventories in 2011. We also decreased crude oil exports in the first half of 2011 because of the recovery in the volumes of crude oil processing capacity in the Replan Refinery, which in the first half of 2010 had been reduced due to a scheduled stoppage and led us to increase volumes of crude oil exports.

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FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. In 2008, 2009 and 2010, we met these requirements with internally generated funds, short-term debt, long-term debt and cash generated by capital increase. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On July 22, 2011, our Board of Directors approved our Business Plan for 2011 through 2015, providing for planned investments totaling U.S.$224.7 billion for the period. We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by making use of the financing capacity at the domestic market, in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

The funds raised in our Global Offering in September 2010 will be used for the investments foreseen by our Business Plan mentioned above.

The Business Plan for 2011 was amended and approved by the Board of Directors, providing for revised planned investments in the amount of U.S.$51.9 billion for the year.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On June 30, 2011, we had cash and cash equivalents of U.S.$21,689 million compared to U.S.$17,633 million at December 31, 2010.

Operating activities provided net cash flows of U.S.$18,391 million in the first half of 2011 compared to U.S.$13,241 million in the first half of 2010. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$13,639 million during the first half of 2011 compared to the first half of 2010.

Net cash used in investing activities decreased to U.S.$18,918 million in the first half of 2011 compared to U.S.$21,435 million in the first half of 2010.  In the first half of 2011, we invested a total of U.S.$20,206 million, of which U.S$9,149 million in exploration and production projects in Brazil and U.S.$8,049 million in the modernization of  our refineries.

Net cash provided by financing activities was U.S.$3,893 million in the first half of 2011 compared to net cash provided by financing activities of U.S.$5,453 million in the first half of 2010. This decrease was primarily due to the payment of interest on shareholders’ equity  (U.S.$2,953 million) and to the payment of dividends (U.S.$923 million), partially offset by the funds raised by PifCo through the issuance of Global Notes (U.S.$6,000 million) and by financings obtained by PNBV from financial institutions abroad (U.S.$2,650 million) in the first half of 2011.

Our net debt increased 18.2% to U.S.$43,382 million as of June 30, 2011 compared to U.S.$36,701 million as of December 31, 2010, primarily due to the funds raised by PifCo through the issuance of Global Notes and to financings obtained abroad by PNBV mentioned above, partially offset by an increase in cash generated in the period.

19

FINANCIAL HIGHLIGHTS

	(U.S.$ Million)
Balance sheet data	June 30, 2011	December 31, 2010	Percent Change (June 30, 2011 versus December 31, 2010)	June 30, 2010
Cash and cash equivalents	21,689	17,633	23.0	12,972
Brazilian treasury securities	15,879	15,319	3.7	-
Short-term debt	10,232	8,960	14.2	13,911
Total long-term debt	70,529	60,471	16.6	50,477
Total capital lease obligations	189	222	(14.9)	356
Net debt (1)	43,382	36,701	18.2	51,772
Total shareholders’ equity (2)	205,917	183,397	12.3	98,944
Total capitalization (3)	286,867	253,050	13.4	163,688
		(U.S.$ Million)
Reconciliation of net debt	June 30, 2011	December 31, 2010	June 30, 2010
Total long-term debt	70,529	60,471	50,477
Plus short-term debt	10,232	8,960	13,911
Plus total capital lease obligations	189	222	356
Less cash and cash equivalents	21,689	17,633	12,972
Less Brazilian treasury securities	15,879	15,319	-
Net debt (1)	43,382	36,701	51,772

The financial leverage level (net debt divided by the sum of net debt and total shareholders’ equity) increased to 17.4% on June 30, 2011, compared to 16.7% on December 31, 2010, remaining at a favorable level and below the maximum limit established by the Company of 35%.

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Total shareholders’ equity includes adjustments in the amount of U.S.$2,901 million (loss) on June 30, 2011 and U.S.$2,719 million (loss) on December 31, 2010, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)     Total capitalization is calculated as total shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

20

FINANCIAL HIGHLIGHTS

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On June 30, 2011, our total short-term debt amounted to U.S.$10,232 million compared to U.S.$8,960 million on December 31, 2010.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$70,529 million on June 30, 2011 compared to U.S.$60,471 million on December 31, 2010. See Note 10 of our unaudited consolidated financial statements as of June 30, 2011.

Off Balance Sheet Arrangements

As of June 30, 2011, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$20,206 million in the first half of 2011, a 4.2% increase compared to our investments of U.S.$19,387 million in the first half of 2010. Our investments in the first half of 2011 were primarily directed toward increasing production, modernizing our refineries, expanding our pipeline transportation and distribution systems and increasing biofuels production. Of the total capital expenditures in the first half of 2011, U.S.$9,149 million was invested in exploration and development projects in Brazil, including investments financed through project financing.

Activities
	(U.S.$ million)
	For the first half of

	2011	2010
• Exploration and Production	9,149	9,133
• Refining, Transportation and Marketing	8,049	6,342
• Gas and Power	1,088	2,106
• International:
Exploration and Production	896	1,120
Refining, Transportation and Marketing	117	34
Distribution	16	15
Gas and Power	27	2
Other	5	1
• Distribution	278	145
• Biofuels	134	22
• Corporate	447	467
Total capital expenditures	20,206	19,387

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FINANCIAL HIGHLIGHTS

Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved a capital increase for the Company from U.S.$109,746 million to U.S.$109,760 million, through capitalization of part of undistributed earnings reserve established in 2010 in the amount of U.S.$14 million, in compliance with Brazilian law. This capitalization was accomplished without issuing new shares pursuant to Brazilian law.

Dividends and Interest on Shareholders’ Equity

•         Dividends and interest on shareholders' equity – fiscal year 2010

The proposed dividends as of December 31, 2010 relating to our 2010 earnings, in the amount of U.S.$6,780 million, include interest on shareholders’ equity in the total amount of U.S.$5,857 million, approved by the Board of Directors, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd portion of interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd portion of interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th portion of interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th portion of interest on shareholders’ equity	02.25.2011	03.21.2011	03.31.2011	1,308
Dividends	02.25.2011	04.28.2011	06.27.2011	923
				6,780

The portions of the interest on shareholders’ equity distributed in advance of the close of the 2010 fiscal year and in 2011 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of payment to December 31, 2010. The dividend was monetarily restated by the SELIC rate from December 31, 2010 to the date of payment.

Interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

•         Interest on shareholders’ equity – fiscal year 2011

The Company’s Board of Directors approved an advance distribution to the shareholders relating to 2011 earnings in the form of interest on shareholders’ equity, as established by Brazilian law, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	04.29.2011	05.11.2011	05.31.2011	1,645
2nd portion of interest on shareholders’ equity	07.22.2011	08.02.2011	Not later than 10.31.2011	1,668
				3,313

This interest on shareholders’ equity will be discounted from the payment that will be distributed on the close of the 2011 fiscal year. The amount of interest on shareholders’ equity will be monetarily restated, according to the variation of the SELIC rate from the date of effective payment until the end of 2011.

Interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

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FINANCIAL HIGHLIGHTS

Subsequent Events

•         BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A., S.L. acquired 50% of the capital of BSBIOS Indústria e Comércio de Biodiesel Sul Brasil S.A., for the amount of U.S.$128 million subject to adjustments as a result of due diligence process.

•         Acquisition of Gás Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A. – Gaspetro acquired 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD) for U.S.$271 million. The transaction was authorized by the São Paulo regulatory agency in April, 2011 and the addendum to GBD’s concession agreement was signed in July, 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A. (ENI) in 2010.

GBD holds the concession for the natural gas distribution service in the northwest region of the State of São Paulo. The concession agreement began in December 1999 with a duration of 30 years and may be renewed for another 20 years.

•         Raising of financing with BNDES

In July, 2011, the Company signed long-term financing agreements with BNDES for financing the Mexilhão platform and implementing projects in Refap in the amount of U.S.$1,365 million, as follows:

Company	Date	Contract value (US$ million)	Maturity	Description
Petrobras	07/12/2011	655	2023	TJLP plus 2.76% p.a
Refap	07/21/2011	710	2022	TJLP plus 3.26% p.a.
		1,365

Petrobras withdrew U.S.$557 million of which U.S.$387 million was used to settle the bridge-loan entered into with BNDES in 2008. The first withdrawal of the credit contracted by Refap is expected to occur later this year.

23

FINANCIAL STATEMENTS

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the first half of
1Q-2011	2Q-2011	2Q-2010		2011	2010

41,122	47,934	36,928	Sales of products and services	89,056	71,548
			Less:
(8,509)	(9,725)	(7,304)	Value-added, CIDE and other taxes on sales and services	(18,234)	(14,365)
32,613	38,209	29,624	Net operating revenues	70,822	57,183

(19,033)	(24,005)	(17,456)	Cost of sales	(43,038)	(32,713)
(2,275)	(2,457)	(2,088)	Depreciation, depletion and amortization	(4,732)	(4,130)
(524)	(845)	(353)	Exploration, including exploratory dry holes	(1,369)	(892)
-	(2)	-	Impairment	(2)	(94)
(2,322)	(2,601)	(2,148)	Selling, general and administrative expenses	(4,923)	(4,200)
(296)	(333)	(231)	Research and development expenses	(629)	(448)
(769)	(920)	(1,082)	Other operating expenses	(1,689)	(2,139)
(25,219)	(31,163)	(23,358)	Total costs and expenses	(56,382)	(44,616)

7,394	7,046	6,266	Operating income (loss)	14,440	12,567

215	128	(16)	Equity in results of non-consolidated companies	343	(28)
1,045	1,102	511	Financial income	2,147	924
(388)	(30)	(466)	Financial expense	(418)	(822)
575	885	(446)	Monetary and exchange variation	1,460	(781)
(147)	(68)	(126)	Other taxes	(215)	(211)
1,300	2,017	(543)		3,317	(918)

8,694	9,063	5,723	Income (Loss) before income taxes	17,757	11,649

			Income tax expense:
(730)	(1,191)	(845)	Current	(1,921)	(2,621)
(1,319)	(941)	(642)	Deferred	(2,260)	(426)
(2,049)	(2,132)	(1,487)	Total income tax expense	(4,181)	(3,047)

6,645	6,931	4,236	Net income for the period	13,576	8,602

(121)	(283)	10	Less: Net income attributable to the non-controlling interest	(404)	(39)
6,524	6,648	4,246	Net income attributable to Petrobras	13,172	8,563

			Weighted average number of shares outstanding
7,442,454,142	7,442,454,142	5,073,347,344	Common	7,442,454,142	5,073,347,344
5,602,042,788	5,602,042,788	3,700,729,396	Preferred	5,602,042,788	3,700,729,396

0.50	0.51	0.48	Basic and diluted earnings per share Common and preferred	1.01	0.98

			Basic and diluted earnings per ADS
1.00	1.02	0.96	Common and preferred	2.02	1.96

24

FINANCIAL STATEMENTS

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of June 30, 2011	As of December 31, 2010
Assets
Current assets
Cash and cash equivalents	21,689	17,633
Marketable securities	15,995	15,612
Accounts receivable, net	12,197	10,572
Inventories Recoverable taxes	16,394 7,168	11,834 5,260
Other current assets	3,282	2,952
Total current assets	76,725	63,863

Property, plant and equipment, net	247,276	218,567

Investments in non-consolidated companies and other investments	6,259	6,312

Non-current assets
Accounts receivable, net	2,907	2,905
Advances to suppliers	3,027	3,077
Petroleum and alcohol account – receivable from Federal Government	529	493
Marketable securities	3,307	3,099
Restricted deposits for legal proceedings and guarantees	1,787	1,674
Recoverable taxes	6,235	6,407
Other assets	2,609	2,286
Total non-current assets	20,401	19,941

Total assets	350,661	308,683

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	11,779	10,468
Current debt	10,232	8,960
Current portion of capital lease obligations	73	105
Taxes payable	7,373	6,033
Payroll and related charges	2,561	2,617
Dividends and interest on capital payable	1,670	2,158
Other current liabilities	4,394	3,211
Total current liabilities	38,082	33,552

Long-term liabilities
Long-term debt	70,529	60,471
Capital lease obligations	116	117
Employees’ post-retirement benefits obligation Pension and Health care	15,223	13,740
Deferred income taxes	15,981	12,704
Other liabilities	4,813	4,702
Total long-term liabilities	106,662	91,734

Shareholders' equity
Shares authorized and issued:
Preferred share – 2011 and 2010 - 5,602,042,788 shares	45,846	45,840
Common share – 2011 and 2010 - 7,442,454,142 shares	63,914	63,906
Additional paid in capital	(53)	(86)
Reserves and others	94,076	71,834
Petrobras’ Shareholders' Equity	203,783	181,494
Non-controlling interest	2,134	1,903
Total shareholders’ equity	205,917	183,397

Total liabilities and shareholders’ equity	350,661	308,683

25

FINANCIAL STATEMENTS

Statement of Cash Flows Data

(in millions of U.S. dollars)

				For the first half of
1Q-2011	2Q-2011	2Q-2010		2011	2010

			Cash flows from operating activities
6,645	6,931	4,236	Net income for the period	13,576	8,602

			Adjustments to reconcile net income to net cash provided by operating activities:
2,275	2,457	2,088	Depreciation, depletion and amortization	4,732	4,130
325	447	199	Dry hole costs	772	547
(215)	(128)	16	Equity in the results of non-consolidated companies	(343)	28
196	249	52	Exchange variation, monetary and financial charges	445	993
1,319	941	643	Deferred income taxes	2,260	426
557	(127)	91	Other	430	725

			Working capital adjustments

			Decrease (increase) in assets

(484)	(897)	(222)	Increase in accounts receivable, net	(1,381)	(1,334)
(2,475)	(1,233)	86	Increase in inventories	(3,708)	(346)
(11)	184	36	Decrease in advances to suppliers	173	99

			Increase (decrease) in liabilities

1,300	(78)	(60)	Increase (decrease) in suppliers	1,222	(759)
4	(68)	(112)	Increase (decrease) in contingencies	(64)	446
(118)	(143)	(986)	Decrease in taxes payable, net of recoverable taxes	(261)	(1,512)
(297)	835	1,701	Other	538	1,196

9,021	9,370	7,768	Net cash provided by operating activities	18,391	13,241

(9,924)	(9,791)	(9,604)	Additions to property, plant and equipment	(19,715)	(19,387)
2,886	(2,089)	(1,992)	Marketable securities and other investments activities	797	(2,048)

(7,038)	(11,880)	(11,596)	Net cash used in investing activities	(18,918)	(21,435)

9,148	4,242	6,915	Proceeds from issuance and draw-down of short-term and long-term debt	13,390	12,485
(2,249)	(3,645)	(2,206)	Payments of short-term and long-term debt	(5,894)	(4,635)
(1,035)	(2,568)	(2,384)	Dividends and interest on shareholders’ equity paid to shareholders and minority interest	(3,603)	(2,397)

5,864	(1,971)	2,325	Net cash provided by (used in) financing activities	3,893	5,453
7,847	(4,481)	(1,503)	Increase (decrease) in cash and cash equivalents	3,366	(2,741)
518	172	(139)	Effect of exchange rate changes on cash and cash equivalents	690	(456)
17,633	25,998	14,614	Cash and cash equivalents at beginning of period	17,633	16,169
25,998	21,689	12,972	Cash and cash equivalents at the end of period	21,689	12,972

26

FINANCIAL STATEMENTS

Income Statement by Segment

	For the first half of 2011 U.S.$ million
	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME
Net operating revenues from third
parties	157	39,375	4,012	25	6,215	21,038	-	-	70,822
Inter-segment net operating revenues	36,144	18,693	623	123	2,022	384	-	(57,989)	-
Net operating revenues	36,301	58,068	4,635	148	8,237	21,422	-	(57,989)	70,822

Cost of sales	(13,139)	(58,418)	(2,557)	(167)	(6,052)	(19,712)	-	57,007	(43,038)
Depreciation, depletion and
amortization	(3,047)	(556)	(417)	(17)	(411)	(115)	(169)	-	(4,732)
Exploration, including exploratory dry
holes	(1,212)	-	-	-	(157)	-	-	-	(1,369)
Impairment	-	-	-	-	(2)	-	-	-	(2)
Selling, general and administrative
expenses	(238)	(1,531)	(417)	(34)	(438)	(1,065)	(1,251)	51	(4,923)
Research and development expenses	(332)	(108)	(32)	(5)	-	(3)	(149)	-	(629)
Other operating expenses	(241)	(194)	(94)	(19)	(250)	20	(944)	33	(1,689)
Cost and expenses	(18,209)	(60,807)	(3,517)	(242)	(7,310)	(20,875)	(2,513)	57,091	(56,382)

Operating income (loss)	18,092	(2,739)	1,118	(94)	927	547	(2,513)	(898)	14,440
Equity in results of non-consolidated
companies	-	223	117	26	(22)	1	(2)	-	343
Financial income (expenses), net	-	-	-	-	-	-	3,189	-	3,189
Other taxes	(21)	(24)	(20)	-	(52)	(14)	(84)	-	(215)

Income (Loss) before income taxes	18,071	(2,540)	1,215	(68)	853	534	590	(898)	17,757

Income tax benefits (expense)	(6,144)	940	(373)	32	9	(181)	1,230	306	(4,181)

Net income (loss) for the period	11,927	(1,600)	842	(36)	862	353	1,820	(592)	13,576
Less: Net income (loss) attributable to
the non-controlling interest	9	9	(3)	-	1	-	(420)	-	(404)

Net income (loss) attributable to
Petrobras	11,936	(1,591)	839	(36)	863	353	1,400	(592)	13,172

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

27

FINANCIAL STATEMENTS

Income Statement by Segment

For the first half of 2010

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	141	32,012	3,027	7	5,116	16,880	-	-	57,183
Inter-segment net operating revenues	25,959	15,284	432	128	1,275	349	-	(43,427)	-

Net operating revenues

	26,100	47,296	3,459	135	6,391	17,229	-	(43,427)	57,183

Cost of sales	(10,018)	(43,442)	(2,100)	(125)	(4,563)	(15,719)	-	43,254	(32,713)
Depreciation, depletion and amortization	(2,652)	(546)	(244)	(10)	(427)	(103)	(149)	1	(4,130)
Exploration, including exploratory dry holes	(758)	-	-	-	(134)	-	-	-	(892)
Impairment	-	-	(44)	-	(50)	-	-	-	(94)
Selling, general and administrative expenses	(189)	(1,452)	(408)	(16)	(388)	(848)	(1,015)	116	(4,200)
Research and development expenses	(228)	(74)	(32)	-	(1)	(2)	(111)	-	(448)
Other operating expenses	(326)	(470)	(205)	(3)	(123)	(32)	(980)	-	(2,139)
Cost and expenses	(14,171)	(45,984)	(3,033)	(154)	(5,686)	(16,704)	(2,255)	43,371	(44,616)

Operating income (loss)	11,929	1,312	426	(19)	705	525	(2,255)	(56)	12,567

Equity in results of non-consolidated companies	5	(100)	65	(5)	6	-	1	-	(28)
Financial income (expenses), net	-	-	-	-	-	-	(679)	-	(679)
Other taxes	(70)	(27)	(13)	-	(38)	(8)	(55)	-	(211)

Income (Loss) before income taxes	11,864	1,185	478	(24)	673	517	(2,988)	(56)	11,649

Income tax benefits (expense)	(4,032)	(437)	(141)	7	(67)	(176)	1,780	19	(3,047)
Net income (loss) for the period	7,832	748	337	(17)	606	341	(1,208)	(37)	8,602
Less: Net income (loss) attributable to the non-controlling interest	7	(32)	49	-	(42)	-	(21)	-	(39)

Net income (loss) attributable to Petrobras	7,839	716	386	(17)	564	341	(1,229)	(37)	8,563

(1) As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

28

FINANCIAL STATEMENTS

Other Operating Expenses by Segment

For the first half of 2011

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Employee benefit expense for non-active participants	-	-	-	-	-	-	(493)	-	(493)
Unscheduled stoppages of plant and equipment	(222)	(24)	(42)	-	(118)	-	-	-	(406)
Institutional relations and cultural projects	(17)	(14)	(2)	-	-	(23)	(291)	-	(347)
HSE expenses	(24)	(34)	(3)	-	(40)	-	(90)	-	(191)
Allowance for marking inventory to market value	5	(86)	-	(12)	(69)	-	-	-	(162)
Results from sales and write-off of assets	(23)	(9)	(29)	-	(50)	-	(37)	-	(148)
Losses from legal proceedings	(19)	(16)	(5)	-	(9)	(18)	(40)	-	(107)
Expenses and repayments with E&P partnership operations	(82)	-	-	-	-	-	-	-	(82)
Idle capacity at thermoelectric power plants	-	-	(60)	-	-	-	-	-	(60)
Other	141	(11)	47	(7)	36	61	7	33	307
	(241)	(194)	(94)	(19)	(250)	20	(944)	33	(1,689)

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

For the first half of 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Employee benefit expense for non-active participants	-	-	-	-	-	-	(403)	-	(403)
Unscheduled stoppages of plant and equipment	(76)	(4)	(31)	-	-	-	-	-	(111)
Institutional relations and cultural projects	(17)	(11)	(6)	-	-	(14)	(242)	-	(290)
HSE expenses	(21)	(18)	(1)	-	-	-	(56)	-	(96)
Allowance for marking inventory to market value	-	(21)	-	(1)	(151)	-	-	-	(173)
Results from sales and write-off of assets	(1)	(3)	(1)	-	-	-	-	-	(5)
Losses from legal proceedings	(226)	(81)	(5)	-	(6)	(90)	(302)	-	(710)
Expenses and repayments with E&P partnership operations	48	-	-	-	-	-	-	-	48
Idle capacity at thermoelectric power plants	-	-	(124)	-	-	-	-	-	(124)
Losses in exchange of investments	-	(342)	-	-	-	-	-	-	(342)
Other	(33)	10	(37)	(2)	34	72	23	-	67
	(326)	(470)	(205)	(3)	(123)	(32)	(980)	-	(2,139)

 (1)  As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

29

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

	For the first half of 2011 U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	6,159	23,466	2,793	138	3,481	4,684	43,434	(7,430)	76,725
Cash and cash equivalents	-	-	-	-	-	-	21,689	-	21,689
Other current assets	6,159	23,466	2,793	138	3,481	4,684	21,745	(7,430)	55,036

Investments in non-consolidated companies and other investments	-	3,282	724	892	931	294	136	-	6,259

Property, plant and equipment, net	145,508	56,827	26,841	362	9,772	3,051	4,915	-	247,276

Non-current assets	3,653	3,668	1,638	9	2,537	765	8,583	(452)	20,401

Total assets	155,320	87,243	31,996	1,401	16,721	8,794	57,068	(7,882)	350,661

 (1)  As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

30

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

Year ended December 31, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	3,473	16,305	2,904	121	3,279	4,196	38,895	(5,310)	63,863
Cash and cash equivalents	-	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	121	3,279	4,196	21,262	(5,310)	46,230

Investments in non-consolidated companies and other investments	296	3,056	813	688	1,078	257	124	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	356	9,519	2,730	4,480	-	218,567

Non-current assets	3,511	3,282	1,465	10	2,294	346	9,033	-	19,941

Total assets

	137,193	69,487	29,907	1,175	16,170	7,529	52,532	(5,310)	308,683

 (1)  As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

31

FINANCIAL STATEMENTS

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of June 30, 2011)

	12,846	3,301	765	984	1,613	(2,788)	16,721

STATEMENT OF INCOME

(For the first half of 2011)

Net Operating Revenues

	2,380	4,284	269	2,450	-	(1,146)	8,237

Net operating revenues from third parties	453	3,072	250	2,433	-	7	6,215
Inter-segment net operating revenues	1,927	1,212	19	17	-	(1,153)	2,022

Net income (loss) attributable to Petrobras

	855	72	48	23	(146)	11	863

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2010)

	12,248	3,137	763	974	1,654	(2,606)	16,170

STATEMENT OF INCOME

(For the first half of 2010)

Net Operating Revenues

	1,796	3,587	266	1,913	-	(1,171)	6,391

Net operating revenues from third parties	324	2,638	245	1,894	-	15	5,116
Inter-segment net operating revenues	1,472	949	21	19	-	(1,186)	1,275

Net income (loss) attributable to Petrobras

	643	1	44	33	(149)	(8)	564

32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.